

Natick, Massachusetts
September 4, 2003

Dear Fellow Stockholder:

I am pleased to report that our Board of Directors has unanimously approved a two-for-one stock split of the common stock of Boston Scientific Corporation. The stock split is subject to stockholder approval of an amendment to the Company's charter increasing the number of authorized shares of the Company's common stock in order to provide sufficient additional shares to make the split possible.

In that regard, you are cordially invited to attend a Special Meeting of Stockholders of Boston Scientific Corporation to approve an amendment to the Company's Second Restated Certificate of Incorporation that will be held on Monday, October 6, 2003, beginning at 10:00 A.M. Eastern Daylight Time, at Le Meridien Boston, 250 Franklin Street, Boston, Massachusetts.

Our Board of Directors appreciates and encourages stockholder participation in the Company's affairs. Whether or not you plan to attend the meeting, it is important that your shares be represented. Accordingly, we request that you sign, date and mail the enclosed proxy card in the envelope provided at your earliest convenience. Record holders may also vote electronically or telephonically by following the instructions printed on the enclosed proxy card. The Board of Directors unanimously recommends that stockholders approve the proposed amendment, which is more fully described in the accompanying materials.

YOUR VOTE ON THIS MATTER IS IMPORTANT SINCE APPROVAL OF THE AMENDMENT REQUIRES THE AFFIRMATIVE VOTE OF THE HOLDERS OF A MAJORITY OF THE OUTSTANDING SHARES OF COMMON STOCK OF THE COMPANY.

Please take a moment to review the materials and to complete, sign and return your proxy, or use the electronic or telephonic voting options, in order to assure your representation at the Special Meeting. Thank you for your cooperation.

Very truly yours,

PETER M. NICHOLAS
Chairman of the Board



NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

Natick, Massachusetts
September 4, 2003

A Special Meeting of Stockholders of Boston Scientific Corporation will be held at Le Meridien Boston, 250 Franklin Street, Boston, Massachusetts, on Monday, October 6, 2003, beginning at 10:00 A.M. Eastern Daylight Time, for the following purposes:

(1) To approve an amendment to the Company's Second Restated Certificate of Incorporation to increase the authorized number of shares of common stock of the Company from 600,000,000 to 1,200,000,000; and

(2) To transact such other business as may properly come before the meeting or any adjournments or postponements of the meeting.

Stockholders of record at the close of business on August 27, 2003 are entitled to notice of and to vote at the meeting or any adjournments or postponements of the meeting.

Please sign, date and promptly return the enclosed proxy card in the self-addressed envelope provided, or vote by telephone or electronically, so that your shares will be represented whether or not you plan to attend the Special Meeting.

By Order of the Board of Directors

PAUL W. SANDMAN
Secretary



One Boston Scientific Place
Natick, Massachusetts 01760

September 4, 2003

PROXY STATEMENT

INFORMATION ABOUT THE SPECIAL MEETING AND VOTING

The Special Meeting

This proxy statement and proxy card, being mailed to stockholders on or about September 4, 2003, are being provided to you in connection with the solicitation by the Board of Directors of Boston Scientific Corporation ("Boston Scientific" or the "Company") of proxies to be voted at the Company's Special Meeting of Stockholders to be held on Monday, October 6, 2003, beginning at 10:00 A.M. Eastern Daylight Time, at Le Meridien Boston, 250 Franklin Street, Boston, Massachusetts. At this meeting, stockholders will be asked to approve an amendment to the Company's Second Restated Certificate of Incorporation increasing the authorized number of shares of common stock of the Company from 600,000,000 to 1,200,000,000. Management of the Company will also respond to questions from stockholders.

Who is entitled to attend and vote at this Special Meeting?

Stockholders of record at the close of business on August 27, 2003, are entitled to attend and vote at this Special Meeting. Each share of common stock is entitled to one vote. The proxy card provided with this proxy statement indicates the number of shares of Boston Scientific common stock that you own and are entitled to vote.

What constitutes a quorum at the meeting?

The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on August 27, 2003, the record date, will constitute a quorum for purposes of this meeting. As of the record date, 407,762,711 shares of Boston Scientific common stock were outstanding. For purposes of determining whether a quorum exists, proxies received but marked "abstain" and "broker non-votes" (described below) will be counted.

How do I vote by proxy?

Your vote is very important. Whether or not you plan to attend the meeting, we urge you to complete, sign and date the enclosed proxy card and return it in the envelope provided. No postage is required if your proxy card is mailed in the United States.

If you properly fill in your proxy card and our transfer agent receives it in time to vote at the meeting, your "proxy" (one of the individuals named on your proxy card) will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board ***FOR*** the approval of the amendment to the Company's Second Restated Certificate of Incorporation to increase the number of authorized shares of common stock from 600,000,000 to 1,200,000,000.

If any other matter is presented or if the meeting is to be postponed or adjourned, your proxy will vote your shares in accordance with his best judgment. At present, the Board knows of no other business that is intended to be acted on at this Special Meeting.

Can I vote by telephone or electronically?

If you are a registered stockholder (that is, if you hold your stock in your own name), you may vote by telephone or electronically through the Internet by following the instructions printed on your proxy card.

How do I vote if my shares are held by my broker?

If your shares are held by your broker in "street name," you will need to instruct your broker how to vote your shares in the manner provided by your broker. Your broker may also offer electronic or telephonic voting.

What discretion does my broker have to vote my shares held in "street name"?

New York Stock Exchange rules allow your broker to vote your shares with respect to this proposal even if it does not receive instructions from you, so long as it holds your shares in its name. There are, however, certain matters with respect to which brokers do not have such discretionary authority. Should such a matter come to a vote at this Special Meeting and your broker has not received voting instructions from you, your shares will not be voted on that matter. Shares represented by such "broker non-votes" will, however, be counted in determining whether there is a quorum.

Can I change my vote after I return my proxy card?

Yes. You may change your vote at any time before the proxy is exercised at this Special Meeting. To change your vote, you may:

• file with the Secretary of the Company a written notice "revoking" your earlier vote;

• submit to our transfer agent a properly completed and signed proxy card with a later date;

• vote again telephonically or electronically (before 11 p.m. Eastern Time on October 5, 2003); or

• vote in person at the meeting.

The last dated proxy or vote cast will be counted.

How do I vote in person?

If you plan to attend the Special Meeting and vote in person, we will give you a ballot or a new proxy card when you arrive. However, if your shares are held in the name of your broker, bank or other nominee, you must bring an account statement or letter from the nominee indicating that you were the beneficial owner of the shares on August 27, 2003, the record date for voting at the meeting.

How do I vote my 401(k) and GESOP shares?

If you participate in the Boston Scientific Corporation 401(k) Retirement Savings Plan ("401(k) Plan") or participate in the Company's Global Employee Stock Ownership Plan ("GESOP"), you will receive a single proxy card that covers both shares credited to your plan account(s) and shares that you own of record that are registered in the same name. If any of your plan accounts are not registered in the same name as your shares of record, you will receive separate proxy cards for your record and plan holdings. Properly completed and signed proxy cards will serve to instruct the trustees and fiduciaries of the Company's 401(k) Plan and GESOP how to vote any Boston Scientific shares held in these plans on your behalf.

What vote is required to approve the amendment to the Certificate of Incorporation?

The affirmative vote of a majority of the outstanding shares of common stock is required for approval of the amendment to the Second Restated Certificate of Incorporation. Generally, the affirmative vote of a majority of the shares present or represented at a meeting and which have actually voted is required for the approval of any other matters that may properly come before the Special Meeting. At present, the Board knows of no other matters to be presented for stockholder action at this meeting. A properly executed proxy marked "abstain" with respect to any matter or a "broker non-vote" will not be voted, although it will be counted for purposes of determining a quorum. Accordingly, abstentions and "broker non-votes" will have the effect of a negative vote.

Is voting confidential?

Yes. Proxy cards, ballots and voting tabulations are treated as confidential by the Company. Generally, only the Company's transfer agent, inspectors of election and certain employees associated with processing proxy cards and counting the vote have access to these documents.

How is the Company soliciting proxies?

Proxies will be solicited chiefly by mail, but additional solicitations may be made by electronic delivery, telephone or other media by officers or employees of the Company. The Company may enlist the assistance of brokerage houses, fiduciaries, custodians and other third parties in soliciting proxies. All solicitation expenses, including costs of preparing, assembling and mailing proxy material, will be borne by the Company.

PROPOSAL

**APPROVAL OF AMENDMENT TO THE COMPANY'S
SECOND RESTATED CERTIFICATE OF INCORPORATION**

On July 29, 2003, the Company's Board of Directors approved a two-for-one stock split of the Company's common stock, subject to stockholder approval of an amendment to the Company's Second Restated Certificate of Incorporation to increase the amount of the authorized shares of common stock. The increase in authorized common stock is necessary to permit the stock split to occur, since the Company does not currently have enough authorized but unissued shares of common stock to carry out the stock split.

The shares of common stock issued in the stock split will be identical in all respects to the outstanding common stock. Each share will be fully paid and non-assessable and will carry the same voting rights as the outstanding shares. Although the absolute number of shares of common stock held by all stockholders, including the Company's officers, directors and other affiliates, will double as a result of the split, the stock split will not alter any stockholders' proportionate ownership in the Company. On July 1, 2003, the Company's officers, directors and other affiliates held approximately 34.5% of the issued and outstanding shares of common stock. The Company intends to apply to list the additional shares of common stock issuable in the stock split on the New York Stock Exchange.

As of August 27, 2003, a total of 414,882,413 shares of common stock had been issued, of which 7,119,702 shares are held in the Company's treasury, leaving a total of 192,237,289 authorized shares of common stock available for future issuance. Since the stock split will result in the issuance of one additional share of common stock for every share outstanding as of the record date for the split, an increase in the amount of common stock authorized by the Company's Second Restated Certificate of Incorporation is necessary to permit the Company to carry out the stock split.

Purpose of the Stock Split; The Additional Shares of common stock

The purpose of the stock split is to bring the trading price of the common stock within a band that makes it more attractive to a broader spectrum of investors. Because the stock split will double the number of outstanding shares, the Board expects that it will generally have the effect of reducing the trading price of each share by approximately one-half. The closing price of a share of common stock as listed on the New York Stock Exchange on August 27, 2003, was $63.25. The Board believes this lower trading price will fall within a range that is more accessible for a wider audience of investors, particularly individual investors. Of course, this reduction in the per share trading price will not reduce the total value of a current stockholder's ownership in the Company because there will be a proportionate increase in the number of shares owned.

After the stock split, it is expected (based on the number of shares of common stock outstanding on August 27, 2003) that the Company will have approximately 815,525,422 million shares of common stock outstanding and no shares of preferred stock outstanding. As a result, approximately 384,474,578 million shares of common stock and all of the preferred stock still will remain available for future issuance for general corporate purposes such as acquisitions, financings, further stock dividends and incentive compensation, including to fulfill the Company's obligations under existing equity incentive plans. The newly authorized shares of common stock will be available for issuance without further action by stockholders except as required by law or stock exchange requirements. Current stockholders do not have preemptive rights, which means they do not have the right to purchase any new issuance of common stock in order to maintain their proportionate interests in the Company.

Implementation of the Stock Split

The stock split will be effected by means of a stock dividend of one share of common stock for each outstanding share of common stock as of the record date for the split, which is currently expected to be October 15, 2003. If the Special Meeting is adjourned before action is taken on the proposed amendment to the Company's Second Restated Certificate of Incorporation or for administrative convenience, the record date for the stock split may be deferred until a later date. The Board reserves the right, even if the proposed amendment is approved by stockholders at the Special Meeting, not to effect the split if it determines in its sole discretion that implementing a stock split is no longer in the best interests of the Company and its stockholders. In the event that the Board determines not to effect the split by making a stock dividend, the Company would not file the amendment to the Second Restated Certificate of Incorporation increasing the authorized shares of common stock of the Company.

Stockholders of record as of the close of business on the record date for the stock split will be entitled to receive one additional share of common stock for each share that they hold as of that date. The Company expects to begin mailing certificates to registered stockholders representing the additional shares approximately three weeks following the record date for the stock split. Certificates that currently represent outstanding shares of common stock will continue to represent the same number of shares of common stock after the record date. ACCORDINGLY, PLEASE DO NOT DESTROY YOUR EXISTING STOCK CERTIFICATES OR RETURN THEM TO THE COMPANY. Stockholders whose shares are held by a broker or other nominee in "street name" will not receive certificates representing additional shares but will be credited with additional shares of common stock in accordance with the procedures used by their brokers or nominees.

Tax Treatment of the Stock Split

Under existing United States federal income tax laws, the stock split will not result in gain or loss or realization of taxable income to holders of common stock. Immediately after the stock split, the tax basis of each share of common stock outstanding before the stock split will be divided equally between this share and the additional share of common stock issued in the stock split, with each share of common stock having one-half of the tax basis of the original share in the hands of the stockholder immediately before the stock split. In addition, for United States federal income tax purposes, each additional share of common stock will be deemed to have been acquired at the same time as the original share with respect to which the additional share was issued.

The laws of jurisdictions other than the United States may impose income taxes on the receipt of the additional shares. Stockholders should consult their own tax advisors with respect to these and other possible tax consequences of the stock split.

Impact of the Split on the Company's Stock Plans and Stock Repurchase Plan

Under each of the Company's current long-term incentive and stock purchase plans, including each of the 1992, 1995, 2000 and 2003 Long-Term Incentive Plans and the GESOP, proportionate adjustments will be made to the number of shares eligible for the grant of options or purchase thereunder, the number of shares available upon the exercise of options or purchase rights previously granted under these plans, and the exercise or purchase price of outstanding options or other rights to reflect the stock split. In addition, shares of common stock reserved for issuance under the plans will be increased upon the stock split in proportion to the amount of the split.

The Company is authorized to purchase on the open market and in private transactions up to approximately 60 million shares of the Company's common stock. Stock repurchased is principally used to satisfy the Company's obligations pursuant to its equity incentive plans, but may also be used for general corporate purposes, such as acquisitions. As of August 27, 2003, approximately 48.5 million shares of the Company's common stock had been repurchased under its authorization. After the stock split, the number of shares of common stock that the Company is authorized to repurchase in the future will also be proportionately increased.

Impact on the Company's Consolidated Financial Statements

On the Company's consolidated balance sheet, the stock split will result in the allocation of an amount equal to the aggregate par value of the additional shares issued in connection with the stock split (approximately $4 million) to the "common stock" line of stockholders' equity, and a corresponding deduction of the same amount from the "retained earnings" line. The Company's reported amounts of authorized and issued shares, as well as the number of shares of treasury stock, will also be adjusted on a two-for-one basis.

The stock split will not affect the Company's income or cash flow statements, except to the extent of the costs of this proxy solicitation, the Special Meeting and related activities to effectuate the amendment and the stock split, which are not material to the Company. The stock split will affect all earnings per share amounts reflected on the income statement, since earnings per share will be restated for the periods presented to reflect the increase in the number of shares of common stock outstanding.

Amendment of the Certificate of Incorporation

The Company's Second Restated Certificate of Incorporation currently authorizes the issuance of a total of 650,000,000 shares, composed of 600,000,000 shares of common stock, par value $.01 per share, and 50,000,000 shares of preferred stock, par value $.01 per share. The proposed amendment will increase the total number of authorized shares to 1,250,000,000, with the number of shares of common stock authorized being increased to 1,200,000,000. The proposed amendment does not seek to increase the currently authorized number of shares of preferred stock, which will remain at 50,000,000. The amendment will modify the first paragraph of Article Fourth of the Company's Second Restated Certificate of Incorporation, as amended, to read as follows:

"FOURTH. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,250,000,000, of which (a) 1,200,000,000 shall be Common Stock, $.01 par value, the holders of which shall have one vote for each share so held; and (b) 50,000,000 shares shall be Preferred Stock, $.01 par value."

Each of the additional authorized shares of common stock will have the same rights and privileges as the currently authorized common stock. Preferred stock may be issued by resolution of a majority of the Board of Directors then in office in one or more series with such designations, powers, preferences and relative, participating, option and other rights including without limitation dividend rights, conversion rights, voting rights, redemption terms and liquidation preferences, and such qualifications and limitations, as the Board of Directors shall determine. No further stockholder approval is required for the issuance of the authorized common stock or preferred stock. There are no shares of preferred stock outstanding. The additional shares of common stock, like the currently authorized shares, will not have preemptive rights. The amendment will not change the par value of the common stock or preferred stock.

The additional authorized shares of common stock could be used to discourage persons from attempting to gain control of the Company, by diluting the voting power of shares then outstanding or increasing the voting power of persons who would support the Board of Directors in opposing a takeover bid or a solicitation in opposition to management. The Company is not currently aware of any effort to obtain control of the Company, and has no plans to use the new shares for purposes of discouraging any such effort.

THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE AMENDMENT OF THE SECOND RESTATED CERTIFICATE OF INCORPORATION AND BELIEVES THAT THE AMENDMENT AND THE COMPLETION OF THE STOCK SPLIT ARE IN THE BEST INTEREST OF THE COMPANY AND ITS STOCKHOLDERS. ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE AMENDMENT.


Additional Information


Beneficial Stock Ownership

The following table sets forth information as of July 1, 2003, regarding the beneficial ownership of the common stock of (i) each person known to the Company to own beneficially more than five percent of the Company's outstanding common stock, (ii) each of the Company's directors, (iii) the Company's Chief Executive Officer and the other four most highly compensated executive officers who were serving as executive officers at December 31, 2002, and (iv) all present executive officers and directors of the Company as a group. The Company had outstanding on July 1, 2003, 411,628,827 shares of common stock. Share numbers do not reflect the proposed stock split.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Common Stock
John E. Abele(2)	27,878,869	6.77%
c/o Boston Scientific Corporation		
One Boston Scientific Place		
Natick, MA 01760		
Robert M. Dombroff(3)	34,708,567	8.43%
as Trustee of The Abele Children's		
Irrevocable Trust, Dated October 29, 1979		
c/o Bingham McCutchen LLP		
100 Pearl Street		
Hartford, CT 06103		
Peter M. Nicholas(4)	53,435,744	12.94%
c/o Boston Scientific Corporation		
One Boston Scientific Place		
Natick, MA 01760		
Promerica, L.P.(5)	49,237,815	11.96%
Peter M. Nicholas, General Partner		
c/o The Bollard Group LLC		
One Joy Street		
Boston, MA 02108		
FMR Corp.(6)	20,609,689	5.03%
82 Devonshire Street		
Boston, MA 02109		
Ursula M. Burns(7)	2,666	*
Joseph A. Ciffolillo(8)	123,804	*
Joel L. Fleishman(9)	66,499	*


7


Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Common Stock
Marye Anne Fox(10)	4,332	*
Ray J. Groves(11)	14,499	*
Ernest Mario(12)	53,332	*
N.J. Nicholas, Jr.(13)	388,310	*
John E. Pepper(14)	13,000	*
Uwe E. Reinhardt(15)	6,666	*
Warren B. Rudman(16)	8,999	*
James R. Tobin(17)	1,446,250	*
Lawrence C. Best(18)	2,809,427	*
Fredericus A. Colen(19)	232,837	*
Paul A. LaViolette(20)	659,760	*
Paul W. Sandman(21)	547,060	*
All directors and executive officers (22 persons) as a group(22)	88,430,111	21.07%

---

*   Reflects beneficial ownership of less than one percent (1%) of the outstanding common stock of the Company.

(1)   Beneficial ownership has been computed in accordance with Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, the persons named have sole voting and investment power over the shares listed.

(2)   Includes 170,000 shares subject to exercisable options granted pursuant to the Company's 1995 Long-Term Incentive Plan. Also includes 465,900 shares of common stock held by a charitable trust and 230,719 shares of common stock held by a trust of which Mr. Abele is a trustee and shares voting and investment control but with respect to all of which Mr. Abele disclaims beneficial ownership. Excludes 200,000 shares held by Mr. Abele's spouse with respect to which he disclaims beneficial ownership.

(3)   Mr. Dombroff disclaims beneficial ownership of these shares of common stock.

(4)   Includes 49,237,815 shares of common stock held by Promerica, L.P., separately presented, a family limited partnership of which Mr. Peter M. Nicholas is general partner and as to which he is deemed to have beneficial ownership, 1,675,043 shares held jointly by Mr. Peter M. Nicholas and his spouse, with whom he shares voting and investment power, and 1,276,943 shares subject to exercisable options granted pursuant to the Company's 1995 and 2000 Long-Term Incentive Plans. Also includes 76,000 shares held by Peter M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas as Trustees of The Gore Creek Trust dated October 28, 1997, an irrevocable trust for the benefit of Mr. N.J. Nicholas Jr.'s children as to which Mr. Peter M. Nicholas disclaims beneficial ownership. Excludes 283,311 shares of stock held by Ruth V. Lilly Nicholas and N.J. Nicholas, Jr. as trustees of the Peter M. Nicholas 1993 Irrevocable Trust, an irrevocable trust for the benefit of Mr. Peter M. Nicholas' children and spouse as to which Mr. Peter M. Nicholas disclaims beneficial ownership.

(5)   These shares are also included in the shares held by Mr. Peter M. Nicholas, separately presented, because as general partner of Promerica, L.P., Mr. Nicholas is deemed to have beneficial ownership of these shares.

(6)   Based solely on information in reports filed by the beneficial owners under Section 13(d) or 13(g) of the Securities Act of 1934 on August 11, 2003. The Company assumes no responsibility for the information presented.

(7)   Includes 666 shares of common stock subject to exercisable options and 2,000 shares of restricted common stock subject to certain tax withholding and forfeiture provisions granted pursuant to the Company's 2000 Long-Term Incentive Plan as to which Ms. Burns has sole voting but not investment power. Excludes 2,000 shares of restricted common stock granted pursuant to the Company's 2000 Long-Term Incentive Plan and deferred pursuant to the Company's Deferred Compensation Program offered to non-employee directors.

(8)   Includes 17,333 shares of common stock subject to exercisable options granted pursuant to the Company's 1992 Non-Employee Directors' Stock Option Plan, 666 shares of common stock subject to exercisable options and 6,000 shares of restricted common stock subject to certain tax withholding and forfeiture provisions granted pursuant to the Company's 2000 Long-Term Incentive Plan to which Mr. Ciffolillo has sole voting but not investment power.

(9)   Includes 24,333 shares of common stock subject to exercisable options granted pursuant to the Company's 1992 Non-Employee Directors' Stock Option Plan and 666 shares of common stock subject to exercisable options granted pursuant to the Company's 2000 Long-Term Incentive Plan. Excludes 6,000 shares held by a charitable foundation of which Mr. Fleishman is the president and as to which he disclaims beneficial ownership. Excludes 2,000 shares of restricted common stock granted pursuant to the Company's 2000 Long-Term Incentive Plan and deferred pursuant to the Company's Deferred Compensation Program offered to non-employee directors.

(10)   Includes 666 shares of common stock subject to exercisable options granted pursuant to the Company's 1992 Non-Employee Directors' Stock Option Plan, 666 shares of common stock subject to exercisable options and 2,000 shares of restricted common stock subject to certain tax withholding and forfeiture provisions granted pursuant to the Company's 2000 Long-Term Incentive Plan as to which Dr. Fox has sole voting but not investment power. Excludes 1,969 common stock equivalent units acquired pursuant to the Company's Deferred Compensation Program offered to non-employee directors and 4,000 shares of restricted common stock granted pursuant to the Company's 2000 Long-Term Incentive Plan and also deferred pursuant to the Company's Deferred Compensation Program.

(11)   Includes 9,333 shares of common stock subject to exercisable options granted pursuant to the Company's 1992 Non-Employee Directors' Stock Option Plan and 666 shares of common stock subject to exercisable options granted pursuant to the Company's 2000 Long-Term Incentive Plan. Excludes 7,102 common stock equivalent units acquired pursuant to the Company's Deferred Compensation Program offered to non-employee directors and 6,000 shares of restricted common stock granted pursuant to the Company's 2000 Long-Term Incentive Plan and deferred pursuant to the Company's Deferred Compensation Program.

(12)   Includes 666 shares of common stock subject to exercisable options granted pursuant to the Company's 1992 Non-Employee Directors' Stock Option Plan and 666 shares of common stock subject to exercisable options granted pursuant to the Company's 2000 Long-Term Incentive Plan. Excludes 2,250 common stock equivalent units acquired pursuant to the Company's Deferred Compensation Program offered to non-employee directors and 6,000 shares of restricted common stock granted pursuant to the Company's 2000 Long-Term Incentive Plan and deferred pursuant to the Company's Deferred Compensation Program.

(13)   Includes 24,333 shares of common stock subject to exercisable options granted pursuant to the Company's 1992 Non-Employee Directors' Stock Option Plan and 666 shares of common stock subject to exercisable options granted pursuant to the Company's 2000 Long-Term Incentive Plan. Also

includes 60,000 shares held by a self-directed IRA, 20,000 shares held by Mr. N.J. Nicholas, Jr., as sole trustee and beneficiary of a revocable trust and 283,311 shares of stock held by Ruth V. Lilly Nicholas and N.J. Nicholas, Jr. as trustees of the Peter M. Nicholas 1993 Irrevocable Trust an irrevocable trust for the benefit of Mr. Peter M. Nicholas' children and spouse as to which Mr. N.J. Nicholas, Jr. disclaims beneficial ownership. Excludes 76,000 shares held by Peter M. Nicholas, Llewellyn Nicholas and Anastasios Parafestas as Trustees of The Gore Creek Trust dated October 28, 1997, an irrevocable trust for the benefit of Mr. N.J. Nicholas Jr.'s children as to which Mr. N.J. Nicholas Jr. disclaims beneficial ownership. Also excludes 9,585 common stock equivalent units acquired pursuant to the Company's Deferred Compensation Program offered to non-employee directors and 6,000 shares of restricted common stock granted pursuant to the Company's 2000 Long-Term Incentive Plan and deferred pursuant to the Company's Deferred Compensation Program.

(14)   Includes 4,000 shares of common stock subject to exercisable options granted pursuant to the Company's 1992 Non-Employee Directors' Stock Option Plan and 2,000 shares of restricted common stock subject to certain tax withholding and forfeiture provisions granted pursuant to the Company's 2000 Long-Term Incentive Plan as to which Mr. Pepper has sole voting but not investment power. Excludes 1,200 shares owned by Mr. Pepper's spouse as to which he disclaims beneficial ownership.

(15)   Includes 666 shares of common stock subject to exercisable options and 4,000 shares of restricted common stock subject to certain tax withholding and forfeiture provisions granted pursuant to the Company's 2000 Long-Term Incentive Plan as to which Dr. Reinhardt has sole voting but not investment power.

(16)   Includes 5,333 shares of common stock subject to exercisable options granted pursuant to the Company's 1992 Non-Employee Directors Stock Option Plan and 666 shares of common stock subject to exercisable options granted pursuant to the Company's 2000 Long-Term Incentive Plan. Excludes 6,731 common stock equivalent units acquired pursuant to the Company's Deferred Compensation Program offered to non-employee directors and 6,000 shares of restricted common stock granted pursuant to the Company's 2000 Long-Term Incentive Plan and deferred pursuant to such program.

(17)   Includes 1,421,250 shares of common stock subject to exercisable options granted pursuant to the Company's 1995 and 2000 Long-Term Incentive Plans.

(18)   Includes 2,796,961 shares of common stock subject to exercisable options granted to Mr. Best pursuant to certain Stock Option Agreements dated June 22, 1992 and the Company's 1995 and 2000 Long-Term Incentive Plans.

(19)   Includes 226,250 shares of common stock subject to exercisable options granted pursuant to the Company's 1992, 1995 and 2000 Long-Term Incentive Plans. Excludes 200 shares owned by Mr. Colen's spouse as to which he disclaims beneficial ownership.

(20)   Includes 642,833 shares of common stock subject to exercisable options granted pursuant to the Company's 1992, 1995 and 2000 Long-Term Incentive Plans.

(21)   Includes 530,916 shares of common stock subject to exercisable options granted pursuant to the Company's 1992, 1995 and 2000 Long-Term Incentive Plans. The balance (except two shares) is held jointly by Mr. Sandman and his spouse, with whom he shares voting and investment control. Excludes 1,450 shares of common stock held by Mr. Sandman as custodian for his child as to which he disclaims beneficial ownership.

(22)   Includes 8,103,052 shares of common stock subject to exercisable options granted to directors and executive officers not named above pursuant to various incentive plans.

<center>**Other Matters**</center>

Stockholder Proposals

All stockholder proposals that are intended to be presented at the 2004 Annual Meeting of Stockholders of the Company must be received by the Company not later than December 6, 2003, for inclusion in the Board of Directors' proxy statement and form of proxy relating to that meeting.

Electronic Access to Proxy Materials and Annual Reports

Most stockholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. If you are a record holder, you can choose this option by marking the appropriate box on your proxy card or by following the instructions provided if you vote by telephone or electronically. If you hold your shares in "street name", please refer to the information provided by your broker and follow the broker's instructions on how to elect to view future proxy statements and annual reports over the Internet.

Other Business

The Board of Directors knows of no other business to be acted upon at the Special Meeting. However, if any other business properly comes before the Special Meeting, it is the intention of the persons named in the enclosed proxy to vote on such matters in accordance with their best judgment.

THE PROMPT RETURN OF YOUR PROXY WILL BE APPRECIATED AND HELPFUL IN OBTAINING THE NECESSARY VOTE. THEREFORE, WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE SIGN THE PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. RECORD OWNERS MAY ALSO USE ELECTRONIC OR TELEPHONIC VOTING BY FOLLOWING THE INSTRUCTIONS PRINTED ON THE ENCLOSED PROXY.

Other Information

The Company files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of these reports are made available free of charge by the Company through it's website (www.bostonscientific.com) as soon as reasonably practicable after the Company electronically files the material with or furnishes it to the SEC. The Company's Code of Conduct, which applies to all employees and officers of the Company, including the Chief Executive Officer and Chief Financial Officer, is also available on the Company's website. Printed copies of these materials are available free of charge to stockholders who request them in writing from Investor Relations, c/o Boston Scientific Corporation, One Boston Scientific Place, Natick, MA 01760.

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